The Trustees of SteinRoe Variable Investment Trust, on May 22, 2000, approved permitting each of the SteinRoe Variable Investment Trust Funds, except Stein Roe Money Market Fund, Variable Series, to issue multiple classes of shares. Existing shares of each of the Funds (including Stein Roe Money Market Fund, Variable Series) were designated as Class A. Each Fund, except Stein Roe Money Market Fund, Variable Series, is now permitted to issue Class B shares, which are subject to an ongoing 12b-1 fee in the amount of 0.25% of the Fund's average daily net assets.